UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on leasing of the LNG Regasification Terminal

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Rio de Janeiro, September 29, 2020 – Petróleo Brasileiro S.A. – Petrobras, in response to Official Letter 7132/2020/CGAA4/SGA1/SG/CADE, dated September 29, 2020, and further to the notice disclosed on August 3, 2020 about the lease of the LNG Regasification Terminal in Bahia (TR-BA) and associated facilities, hereby declares its commitment to waive all the capacity of the São Sebastião do Passé-BA, and São Francisco do Conde-BA receipt points during the period of the lease, under the terms of the applicable regulation, in an instrument to be indicated by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and subject to Petrobras' internal approval procedures.

Additionally, in accordance with items 2.2 and 2.2.1 of the commitment agreement SEI/CADE 0634895, entered into between the Brazilian Antitrust Authority (CADE) and Petrobras on July 8, 2019, Petrobras ratifies its commitment to comply with the limits indicated to the ANP and transporters in relation to inflow and outflow volumes at each receipt point and delivery zone when gas is nominated.

About the terminal

The TR-BA consists of an inshore terminal with all the required facilities for mooring a Floating Storage and Regasification Unit (FSRU) Vessel and an LNG Supply Vessel in a side-by-side configuration. The maximum regasification flow rate of TR-BA is 20 million m³/day (@ 1 atm and 20°C) The FSRU is not part of the TR-BA lease process.

The integrated pipeline is 45 km long and 28 inches in diameter and connects TR-BA to two delivery points, São Francisco do Conde Pressure Reducing Station and São Sebastião do Passé Flow Control Station.

The scope of the transaction also includes the equipment for power generation and supply located at the Madre de Deus Waterway Terminal (TEMADRE), members of the TR-BA.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer